

November 21, 2012

Via Email
Ms. Laura Fese
Chief Legal Officer
RedPrarie Corporation
c/o RedPrairie Holding Inc.
20700 Swenson Drive
Waukesh, WI 53186

> **Re:** **JDA Software Group, Inc.**
> **Schedule TO-T filed by RP Crown Acquisition Sub, LLC, RP Crown Parent, LLC, RP Crown Holding, LLC, RP Holding, L.L.C., RedPrairie Holding, Inc., New Mountain Partners III, L.P., New Mountain Capital, L.L.C.**
> **Filed November 15, 2012**
> **Amendment No. 1 to Schedule TO-T**
> **Filed November 20, 2012**
> **File No. 005-49467**

Dear Ms. Fese:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

General

1.   Please refer to disclosure regarding the Financing Proceeds Condition. Notwithstanding the bidders' receipt of debt financing commitments, the inclusion of the Financing Proceeds Condition subjects the offer to a financing condition.   Generally, when a

bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

2.   We refer to disclosure on page S-3 in which you state your belief that your financial condition is not relevant to shareholders' decision to tender. Please refer to Instruction 2 to Item 10 of Schedule TO. It does not appear that the safe harbor noted therein applies because you have included a financing condition in your offer. Please revise to include financial statements or advise us further as to why you believe such information is not material.

Summary Term Sheet, page S-1

"Can the Offer be extended…," page S-4

3.   Purchaser and Parent have reserved the right to extend the offer if the Financing Proceeds Condition is waived, is not met as of the scheduled expiration date or is satisfied at a time when there are less than five business days remaining until expiration of the offer. It is not clear whether the filing persons have merely reserved the right to extend or, consistent with (ii) of the answer under this subheading, would extend the offer. Consistent with prior comment 1, please supplement (ii) to clarify the filing persons' understanding that they would extend the offer if the Financing Proceeds condition is waived or satisfied at a time when there is less than five business days remaining in the offer.

Financial Projections, page 15

4.   We refer to the non-GAAP financial measures provided to you by the company that are presented in this section. Please refer to Regulation G and advise us of the consideration you have given to providing the reconciliation called for by Rule 100(a) and/or provide us with an explanation of why such reconciliation cannot be provided without unreasonable effort.

Background of the Offer…, page 23

5.   Please supplement the disclosure to describe all negotiations that preceded the bidders' decision to have Mr. Brewer serve as the CEO and director of the post-merger company. Please also describe material discussions regarding employment, compensation and

equity arrangements, if any, that were negotiated with the other executives of the company who will continue to serve in the post-merger company.

6.   Please supplement the disclosure in the background section to more clearly outline any material items discussed on September 6 and 19, 2012 (relating to the business of the company, product development and potential synergies) and October 22, 2012 (with respect to any material items discussed relating to issues in the draft merger agreement). If there were any discussions related to the valuation of the company stemming from these discussions in periods preceding the October 8, 2012 submission, please describe.

Certain Conditions of the Offer, page 56

7.   Please refer to condition (d)(iii). A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. The condition also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The determination of whether the company has failed to perform or comply in all material respects with its obligations under the Merger Agreement is left to the sole discretion of the filing persons/bidders. Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

8.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

9.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

10.   In the sentence following the list of conditions, you disclose that the "foregoing conditions" are in addition to any other rights the parties have as specified in the Merger Agreement. Please revise the disclosure document delivered to shareholders to include all conditions that would apply to the Offer.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc: Via email
Abigail Bomba, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP